Exhibit 21.1

Subsidiary of Solar Capital Ltd.

The following list sets forth our consolidated subsidiary, the state or country under whose laws the subsidiary is organized, and the percentage of voting securities or membership interests owned by us in such subsidiary:

SLRC ADI Corp. (Delaware) – 100%

The subsidiary listed above are consolidated for financial reporting purposes. We may also be deemed to control certain portfolio companies.